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# FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal i[...] for purposes of the administration and enforcement of certain provisions [...] Some of the required information will be made public pursuant to the sec[...] disclosed to any person or company except to any of the securities regul[...] may contact the securities regulatory authority in any jurisdiction(s) in wl[...] [...]l and used by the securities regulatory authorities set out below [...]skatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. [...]e. Other required information will remain confidential and will not be [...] have any questions about the collection and use of this information, you [...]elephone number(s) set out on the back of this report.

05009411

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

PACIFIC BOOKER MINERALS INC.

82-1984

SUPPL

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 20 06 05

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: STEVENSON

GIVEN NAMES: JOHN PAUL

NO.: 1702- 1166 STREET: ALBERNI ST. APT:

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 3Z3

BUSINESS TELEPHONE NUMBER: 604 - 681 - 8556

BUSINESS FAX NUMBER: 604 - 687 - 5995

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND +SEC
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| Ⓐ DESIGNATION OF CLASS OF SECURITIES | Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT | Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD | Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 260000 | | | | | | | 260000 | 1 | |
| WARRANTS | 83974 | | | | | | | 83974 | 1 | |
| COMMON | 12808 | | | | | | | 12808 | 2 | DIACAN VENTURES |
| COMMON | 83029 | 15 06 05 | 10 | | 600 | 3.80 | | 82429 | 1 | |
| | | 15 06 05 | 10 | | 700 | 3.80 | | 81729 | 1 | |
| | | 17 06 05 | 10 | | 400 | 3.85 | | 81329 | 1 | |
| | | 17 06 05 | 10 | | 600 | 3.85 | | 80729 | 1 | |
| | | 20 06 05 | 10 | | 1000 | 3.85 | | 79729 | 1 | |

PROCESSED
JUL 05 2005
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

**BOX 6. REMARKS**

I have resigned as a director of the company and am no longer an insider.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 06 05

7/5

BCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

# FORM 55-102F6
# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information*: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

PACIFIC BOOKER MINERALS INC.

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 08 06 05

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: STEVENSON

GIVEN NAMES: JOHN PAUL

NO. STREET APT: 1702- 1166 ALBERNI ST.

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E3Z3

BUSINESS TELEPHONE NUMBER: 604 - 681 - 8556

BUSINESS FAX NUMBER: 604 - 687 - 5995

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☒ ALBERTA ☐ ONTARIO

☒ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND +SEC

☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 260000 | | | | | | | 260000 | 1 | |
| WARRANTS | 83974 | | | | | | | 83974 | 1 | |
| COMMON | 12808 | | | | | | | 12808 | 2 | DIACAN VENTURES |
| COMMON | 85229 | 10 06 05 | 10 | | 2200 | 3.70 | | 83029 | 1 | |

ATTACHMENT ☐ YES ☒ NO

**BOX 6. REMARKS**

I own 100% of Diacan Ventures.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 20 06 05

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 8 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE